

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Quek Leng Chuang
Chairman of the Board and Chief Executive Officer
ESGL Holdings Limited
101 Tuas South Avenue 2
Singapore 637226

> **Re: ESGL Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 7, 2023**
> **File No. 333-274586**

Dear Quek Leng Chuang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. We note that the projected revenues for fiscal years 2022 and 2023 were $5,464,863 and $10,951,856, respectively, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company's financial advisors and GUCC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the fiscal year ended 2022 and the Six Months Ended June 30, 2023 were approximately $4,992,034 and $3,394,313, respectively. It appears that you missed your 2022 revenue projection and will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

2.   We note your revised disclosure in response to prior comment 7 and reissue the comment in part. Please revise to disclose the net proceeds to the Company from this Forward Purchase Agreement. Also, discuss the risks that the terms of this agreement may pose to the Company. In this regard, we note that following the Closing, GUCC paid the Prepayment Amounts of $10,141,403.28 to Vellar and $5,427,750.00 to ARRT directly from GUCC's Trust Account. We may have additional comments.

 Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David J. Levine, Esq., of Loeb & Loeb, LLP